

02021395

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 1 5 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER
8- 34082

REPORT FOR THE PERIOD BEGINNING ___01/01/01___ AND ENDING ___12/31/01___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
First Financial Equity Corporation

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
7373 N. Scottsdale Rd., Suite D-120

O   FFICIAL USE ONLY

FIRM I.D. NO.

(No. and Street)

Scottsdale	AZ	85253
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
George Fischer   (408) 951-0079
                       (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

R. C. Acosta, CPA, PC
(Name – if individual, state last, first, middle name)

11333 N. Scottsdale Rd., Suite 130, Scottsdale	AZ		82254
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

p APR 0 1 2002

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, __George Fischer_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __First Finacial Equity Corporation_____, as of __December 31_____, 20 _01___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified s olely as that of a customer, except as follows:

_____

_____

_____
Signature

Notary Public

__President_____
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. *
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* See Note F to the Financial Statements



R.C. Acosta, CPA, PC

Certified Public Accountant
A Professional Corporation

11333 N. Scottsdale Road, Suite 130
- Scottsdale, Arizona 85254
480·951·5080
FAX 480·951·2541

Independent Auditors' Report

Board of Directors
First Financial Equity Corporation

We have audited the accompanying consolidated statement of financial condition of First Financial Equity Corporation (an Arizona "S" Corporation) and its subsidiary, Mortgages at First Financial, L.L.C. (an Arizona Limited Liability Company) as of December 31, 2001, and the related consolidated statements of operations, changes in shareholder's equity, changes in liabilities subordinated to claims and general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Financial Equity Corporation and its subsidiary, Mortgages at First Financial, L.L.C. as of December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The statement of general and administrative expenses is presented for purposes of additional analysis and is not a required part of the basic financial statements. The computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basis financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

This report is intended solely for the information and use of the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. and is not intended to be and should not be used by anyone other than these specified parties.

R. C. Acosta, CPA, PC

Scottsdale, Arizona
February 25, 2002

Member:
American Institute of Certified Public Accountants
Arizona Society of Certified Public Accountants

FIRST FINANCIAL EQUITY CORPORATION AND SUBSIDIARY
Consolidated Statement of Financial Condition
December 31, 2001
(See Independent Auditors' Report)

ASSETS

CURRENT ASSETS

Cash and Cash Equivalents	$ 335,371
Deposits with Clearing Organizations	250,300
Marketable Securities	14,836
Due from Correspondent Brokers	1,887
Commissions Receivable	4,954
Advances - Employees	37,467
Advances - Affiliate	9,700
Accounts Receivable	8,695
Prepaid Expenses	22,200
Loans to Shareholders	63,126
Interest Receivable - Shareholders	2,288
Interest Receivable - Affiliate	775
Notes Receivable	45,000
Interest Receivable - Other	6,898
Total Current Assets	**803,497**

PROPERTY AND EQUIPMENT

Furniture and Fixtures	10,767
Equipment	77,988
Leasehold Improvements	12,503
	101,258
Less Accumulated Depreciation	(51,250)
Total Property and Equipment	**50,008**

OTHER ASSETS

Deposits	14,143

TOTAL ASSETS	**$ 867,648**

FIRST FINANCIAL EQUITY CORPORATION AND SUBSIDIARY
Consolidated Statement of Financial Condition
December 31, 2001
(See Independent Auditors' Report)

ASSETS

CURRENT ASSETS

Cash and Cash Equivalents	$	335,371
Deposits with Clearing Organizations		250,300
Marketable Securities		14,836
Due from Correspondent Brokers		1,887
Commissions Receivable		4,954
Advances - Employees		37,467
Advances - Affiliate		9,700
Accounts Receivable		8,695
Prepaid Expenses		22,200
Loans to Shareholders		63,126
Interest Receivable - Shareholders		2,288
Interest Receivable - Affiliate		775
Notes Receivable		45,000
Interest Receivable - Other		6,898
Total Current Assets		803,497

PROPERTY AND EQUIPMENT

Furniture and Fixtures	10,767
Equipment	77,988
Leasehold Improvements	12,503
	101,258
Less Accumulated Depreciation	(51,250)
Total Property and Equipment	50,008

OTHER ASSETS

Deposits	14,143

TOTAL ASSETS	$	867,648



R.C. Acosta, CPA, PC

Certified Public Accountant
A Professional Corporation

11333 N. Scottsdale Road, Suite 130
Scottsdale, Arizona 85254
480·951·5080
FAX 480·951·2541

<u>Independent Auditors' Report</u>

Board of Directors
First Financial Equity Corporation

We have audited the accompanying consolidated statement of financial condition of First Financial Equity Corporation (an Arizona "S" Corporation) and its subsidiary, Mortgages at First Financial, L.L.C. (an Arizona Limited Liability Company) as of December 31, 2001, and the related consolidated statements of operations, changes in shareholder's equity, changes in liabilities subordinated to claims and general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Financial Equity Corporation and its subsidiary, Mortgages at First Financial, L.L.C. as of December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The statement of general and administrative expenses is presented for purposes of additional analysis and is not a required part of the basic financial statements. The computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basis financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

This report is intended solely for the information and use of the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. and is not intended to be and should not be used by anyone other than these specified parties.

R. C Acosta, CPA, PC

Scottsdale, Arizona
February 25, 2002

Member:
American Institute of Certified Public Accountants
Arizona Society of Certified Public Accountants

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts Payable	$	52,643
Short Sale Obligations		67,167
Other Accrued Expenses		58,514
Current Portion of Long-Term Liabilities		6,406
Total Current Liabilities		184,730

LONG-TERM LIABILITIES
Capital Lease Obligation, Less Current Portion	19,301

COMMITMENTS AND CONTINGENCIES
	-

SHAREHOLDERS' EQUITY
Common Stock, $.01 Par Value, 100,000 Shares Authorized, Issued, and Outstanding	1,000
Paid In Capital	262,037
Retained Earnings	394,407
	657,444
Members Equity - Minority Interest	6,173
Total Stockholder's Equity	663,617

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	867,648

The accompanying notes are an integral part of this statement.

- 6 -

REVENUES

Commissions - Trading	$	2,585,434
Commissions and Fees - Investment Banking		90,529
Commissions - Mortgages		217,357
Other Revenues		105,146
Net Investment Gains (Losses) - Realized		(99,174)
Net Investment Gains (Losses) - Unrealized		(70,605)
Other Income		1,500
Total Revenues		2,830,187

OPERATING EXPENSES

Clearing Charges	439,741
Commissions and Bonuses	1,036,588
General and Administrative	1,774,335
Advertising	27,156
Total Operating Expenses	3,277,820

Loss From Operations	(447,633)

OTHER INCOME (EXPENSE)

Interest Income	92,574
Interest Expense	(2,130)
Total Other Income (Expense)	90,444

LOSS PRIOR TO MINORITY INTEREST		(357,189)
LESS: MINORITY INTEREST		(19,833)
NET LOSS	$	(377,022)

The accompanying notes are an integral part of this statement.

FIRST FINANCIAL EQUITY CORPORATION AND SUBSIDIARY
Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2001
(See Independent Auditors' Report)

	Common Stock	Paid In Capital	Retained Earnings	Members Equity - Minority Interest
Balance December 31, 2000	$ 1,000	$ 105,691	$ 771,429	$ -
Paid In Capital		156,346		400
Net Income (Loss)			(377,022)	19,833
Shareholder Distributions			-	(14,060)
Balance December 31, 2001	$ 1,000	$ 262,037	$ 394,407	$ 6,173

The accompanying notes are an integral part of this statement.

FIRST FINANCIAL EQUITY CORPORATION AND SUBSIDIARY
Consolidated Statement of Cash Flows
For the Year Ended December 31, 2001
(See Independent Auditors' Report)

Cash Flows from Operating Activities:

Net Loss	$ (377,022)
Adjustments to Reconcile Net Loss to Net Cash	
Used in Operating Activities:	
Depreciation	16,631
Unrealized Loss on Trading Securities	70,605
Loss on Sale of Marketable Securities	55,122
Decrease in Deposits with Clearing Organization	853
(Increase) in Accounts Reveivable	(8,695)
Decrease in Due from Related Party	12,145
Decrease in Due from Correspondent Brokers	10,490
Decrease in Commissions Receivable	25,612
Decrease in Advances - Employees	6,739
(Increase) in Prepaid Expenses	(4,499)
(Increase) in Deposits	(3,736)
(Decrease) in Accounts Payable and Accrued Expenses	9,788
Total Adjustments	191,055
Net Cash Used in Operating Activities	(185,967)

The accompanying notes are an integral part of this statement.

Cash Flows from Investing Activities:

Proceeds from Advances to Shareholders	49,713
Proceeds from Advances - Affiliate	6,916
Advances on Notes Receivable	(5,275)
Net Cash Provided by Investing Activities	51,354

Cash Flow Provided by Financing Activities

Proceeds from Shareholder Contributions	113,972
Payment of Shareholder Distributions Payable	(164,900)
Payment of Member Distributions	400
Payments on Capital Lease Obligation	(1,744)
Net Cash Used in Financing Activities	(52,272)

Cash and Cash Equivalents at Beginning of Year	522,256
Cash and Cash Equivalents at End of Year	$ 335,371

Supplemental Disclosure of Cash Flow Information:

Cash Paid During the Year for Interest	$ 2,150

Supplemental Schedule of Noncash Investing and Financing Transactions:

Shareholder Contribution of Marketable Securities	$ 42,374
Acquisition of Equipment Under Obligation for Capital Lease	$ 27,452

The accompanying notes are an integral part of this statement.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NATURE OF OPERATIONS

A summary of First Financial Equity Corporation and its subsidiary, Mortgages at First Financial, L.L.C., (the Company's) significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

Organization and Nature of Operations

First Financial Equity Corporation (an Arizona S-Corporation) (FFEC) engages in the business of conducting trades for clients and direct participation programs involving the private placement of interest in real estate and other securities. The Company operates as a non-clearing broker-dealer, is registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers, Inc. (NASD), and is subject to federal and state securities laws. The Company processes its trades through one clearing broker-dealer. The Company has its main office and its office of supervisory jurisdiction located in Scottsdale, Arizona. The Company was incorporated on May 1, 1985 and began operations on that date. The Company has adopted a fiscal year end of December 31.

First Financial Equity Corporation's subsidiary, Mortgages at First Financial, L.L.C. (an Arizona limited liability company) (MFF) engages in the business of mortgage brokerage. The company is approved and regulated by the State Banking Department of Arizona. MFF is currently operating under a memorandum of understanding signed by all three members. No formal operating agreement has been executed. Subsequent to the year end, one member of the company has since terminated his interest in the company. The managing member for MFF is FFEC.

Methods of Accounting

The Company has adopted the accrual basis of accounting for financial statement purposes and cash basis for income tax purposes. Separate tax returns are prepared for First Financial Equity Corporation and Mortgages at First Financial, L.L.C.

Principles of Consolidation

During the year, First Financial Equity Corporation (FFEC) acquired a 60% membership interest of its subsidiary, Mortgages at First Financial, L.L.C. (MFF), and accounts for its interest under the consolidated method of accounting. Under the consolidated method of accounting, any material intercompany transactions or balances are eliminated in consolidation. Minority interest is shown as an increase in net loss.

Bad Debts

The Company uses the direct write-off method regarding accounts receivable. Due to the immateriality when comparing the allowance for doubtful accounts method and the direct write-off method for the year, the direct write-off method approximates generally accepted accounting principles.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NATURE OF OPERATIONS (continued)

Credit Risk

Financial instruments that potentially subject the Company to credit risk include cash balances at banks, which exceeded the related federal deposit insurance by $381,855.

Pervasiveness of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Investments
As a broker-dealer, the Company is not subject to the requirements of FAS 115 for accounting for investments. The Company accounts for its marketable securities as trading securities and are stated at fair market value with unrealized gains and losses accounted for in the current income/(loss) from operations. In computing the realized gains and losses on the sale of securities, the Company uses the first-in-first-out method to identify the basis of the securities sold.

Property and Equipment

Property and equipment are recorded at cost and depreciated over the estimated useful lives of the assets, which range from 3 years to 7 years for financial statement and income tax purposes. The straight-line method is used for financial statement purposes and accelerated Internal Revenue Service methods are used for income tax purposes. Repairs and maintenance are charges to expense and renewals and betterments are capitalized. Depreciation expense for the year ended December 31, 2001 was $16,631.

Short Sale Obligations
The Company accounts for its short sale obligations as trading securities and are stated at fair market value with unrealized gains and losses accounted for in the current income/(loss) from operations.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NATURE OF OPERATIONS (continued)

Revenues

The Company's main source of revenue is from trading commissions. The Company, as a broker-dealer, records trading commissions gross. The Company processes trades on the stock market for clients. These trades are handled through a third party executing-broker and are cleared through a clearing corporation, which provides the Company with a monthly summary report for all trades conducted. Commissions are earned on each trade. The Company also received income from investment banking commissions during the year. For the investment banking commissions, the Company acts as an agent for private placement offerings and earns a commission on the offerings, net of syndicate expenses. Essentially, commissions are earned when the terms of the offering are met, the offering is closed, and cash has been received from the subscriber. In accordance with selling agreements, the payment of commissions is contingent upon the Company's receipt of amounts due from the various offering sponsors in the future periods. A minimum commission is received if the offering does not close. The Company also receives commissions from the placement of residential mortgages with financing institution. These commissions are based upon a percentage of the loan as agreed to between the financing institution and the Company.

Accrual of Audit Fees
The Company has elected to treat its audit fees as being incurred when work is performed rather than for the year the work related to as required by FASB Concepts Statement No. 6, *Elements of Financial Statements*, paragraph 145, and as is recommended by AICPA Technical Practice Aids Section 5290.05. This change will result in a decrease other accrued expenses on the consolidated statement of financial condition (and related decrease to general and administrative operating expenses on the consolidated statement of operations) of approximately $19,000 for the year ended December 31, 2001.

Advertising Costs

The Company follows the policy of charging the costs of advertising to expense as incurred. The Company had advertising costs of $27,156 for the year ended December 31, 2001.

Income Taxes

Effective April 1, 2000, FFEC elected to be taxed as a Subchapter-S Corporation. Income taxes on net income are payable personally by the stockholders pursuant to elections made under Subchapter-S of the Internal Revenue Code. Accordingly, no current provision has been made for federal or state income taxes.

It is the intent of the members of MFF that the entity shall always be operated consistent with its treatment as a "partnership" for federal and state tax purposes. No Member is to take any action inconsistent with the express intent of the previous statement. The taxable income or loss of MFF will therefore be reported on the Members' income tax returns. Accordingly, no current provision has been made for federal or state income taxes.

NOTE B – RELATED PARTY TRANSACTIONS

Certain amounts arising from transactions with related parties are included in the accompanying financial statements as follows for the year ended December 31, 2001:

Due to/from Related Parties:

Loans to Shareholders	$ 63,126
Interest Receivable - Shareholders	$ 2,288
Advances - Affiliate	$ 9,700
Interest Receivable - Affiliate	$ 775
Interest Income - Shareholders'	$ 4,317
Interest Income - Affiliate	$ 1,066

Fischer Investment Advisors, Inc. (FIA), Strategic Trading, LLC (ST), and FFEC Option Income Fund (OPT) are affiliated companies by virtue of common ownership.

The Company advanced monies to the shareholder's son. The balance as of December 31, 2000 was $12,145. This advance is non-interest bearing, is unsecured, and was repaid during the year ended December 31, 2001.

The Company loaned money to George Fischer, the Company's majority shareholder during the year ended December 31, 2001. The balance of the loan due from Mr. Fischer as of December 31, 2001 was $47,232 and interest receivable on that loan was $1,322. To Company also loaned money to Ross Sindelar, a minority shareholder during the year ended to December 31, 2001. The balance of the loan due from Mr. Sindelar as of December 31, 2001 was $15,894 and interest receivable on that loan was $965. To Company also loaned money to Fischer Investment Advisors, Inc. during the year ended December 31, 2001. The balance of the loan due from Fischer Investment Advisors, Inc. as of December 31, 2001 was $9,700 and interest receivable on that loan was $775. Geoff Havre advanced $9,317 to the Company that was repaid to him in January 2001. No interest was accrued or paid.

During the year, the Company reimbursed FIA for rent on suites used primarily by the Company. The Company has a verbal, month-to-month agreement with FIA. Total rent paid to FIA for the year ended December 31, 2001 was $166,339.

The Board of Directors elected on October 31, 2000 to declare a shareholder distributions payable to shareholders as of a record date of October 31, 2000 in the amount of $164,900. This amount was paid to the shareholders during the year ended December 31, 2001.

NOTE C – NOTES RECEIVABLE

The Company loaned money to OneSource Technologies, Inc. during the year as evidenced by two unsecured promissory notes with a combined amount of $45,000 payable on demand with interest to be paid at 10% per annum. The balance of the loans due from OneSource Technologies, Inc. as of December 31, 2001 was $45,000 and interest receivable on that loan was $6,898.

NOTE D – NET CAPITAL REQUIREMENTS

FFEC is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Subparagraph (2) of the Rule also provides that the Company must maintain net capital of not less than $250,000. FFEC has elected not to use consolidated amounts for its net capital requirements and therefore did not request approval from the examining authority of the National Association of Securities Dealers, Inc. (NASD). At December 31, 2001, FFEC had net capital of $396,992 which was $146,992 in excess of its minimum net capital requirement of $250,000. Aggregate indebtedness at December 31, 2001 was $200,549.

NOTE E – COMMITMENTS AND CONTINGENCIES

FFEC was under review by the National Association of Securities Dealers, Inc. (NASD) for the Company's failure to (1) Open an escrow account as required by United States Securities and Exchange Commission (SEC) Rule 15c2-4, (2) Meet the specified amount of consideration as required by SEC Rule 10b-9, and (3) Comply with net capital requirements as specified in SEC Rule 15c3-1. The Company received a "Letter of Acceptance, Waiver, and Consent" from the NASD in March 2000, which assessed fines in the amount of $22,000 to settle the alleged rule violations. This letter was accepted and an accrual of fines payable was recorded for $22,000 at March 31, 2000, with an unpaid balance of $16,000 at December 31, 2000. This $16,000 balance was paid during the year ended December 31, 2001.

FFEC received a "Letter of Caution" from NASD from the examination conducted beginning January 29, 2001 and issued in June, 2001 which noted the certain procedural deficiencies. FFEC has submitted a letter of response as required detailing the steps taken to address these concerns and NASD has accepted that response.

Client Settlements

In April 2000, the Company reached an out-of-court settlement with a client in the amount of $72,500. The client had alleged that the Company mishandled funds and caused financial damages. Per the terms of the agreement, the settlement should not be interpreted as an admission of liability by the Company. At December 31, 2000, the remaining balance included in accrued client settlements was $14,318 and was to be paid back including interest at the rate of 9 percent. The $14,318 plus interest of $217 was paid during the year ended December 31, 2001.

FOTE E – COMMITMENTS AND CONTINGENCIES (continued)

The Company also reached out-of-court settlements with two clients in December 2000, resulting in total payments of $8,250 and $9,999, respectively. The remaining amount of $7,999 was included in accrued client settlements at December 31, 2000. This balance was paid during the year ended December 31, 2001.

The Company also reached an out-of-court settlement with a client in the amount of $2,156. This amount was paid in full during the year ended December 31, 2001.

Capital Lease

The Company entered into a capital lease agreement with Great American Leasing to acquire computer equipment effective June 26, 2001 with a present value of $27,452. The effective interest rate was 12.631%. The economic substance of the lease is that the Company is financing the acquisition through the lease, and accordingly, it is recorded in the Company's assets and liabilities. This lease includes a bargain purchase option at the end of the lease term.

The Company entered into an amendment to the capital lease that was executed on December 26, 2001 with a present value of $33,523. The obligation relating to this amendment and the related asset was recorded on the books for the Company when the equipment was placed in service during January 2002.

The following is an analysis of the leased assets included in property and equipment at December 31, 2001.

Equipment	$ 27,452
Less: Accumulated depreciation	(2,745)
	$ 24,707

The following is a schedule by years of the future minimum payments required under the capital lease are as follows:

For the year ended December 31,	
2002	$ 9,529
2003	8,796
2004	8,796
2005	5,130
Total minimum lease payments	32,251
Less: Amount representing interest	(6,544)
Present value of minimum lease payments	25,707
Less: Current Portion	(6,406)
Present value of minimum lease payments	$ 19,301

Total payments made in year ended December 31, 2001 were $3,665 of which $1,458 was interest expense and $2,207 was applied to principal balance.

FOTE E – COMMITMENTS AND CONTINGENCIES (continued)

Operating Leases

During the year, the Company rented office space on a month-to-month basis from FIA. Total rent paid to FIA for the year ended December 31, 2001 was $166,339.

The Company entered into a lease agreement for office space from CMD Properties, Inc. effective January 1, 2002 and terminating June 30, 2009. The Company has also entered into an agreement to sub-lease additional office space from Capital Title Agency, Inc, effective November 1, 2001 and terminating December 31, 2004. During the year ended December 31, 2001 total rent expense paid to Capital Title Agency, Inc. was $6,670. The following is a schedule of future minimum lease payments under these agreements:

For the year ended December 31,		
2002	$	272,369
2003		303,636
2004		310,969
2005		246,718
2006		248,366
2007 and beyond		645,639
	$	2,027,697

Total rent expense for 2001 was $225,924.

Investment in Limited Liability Company-Consolidation
During the year, FFEC acquired a 60% interest in Mortgages at First Financial, L.L.C. (an Arizona Limited Liability Company. All members participate in the placement of residential mortgages, under the management of FFEC.

The following information summarizes the activity of the limited liability company through December 31, 2001:

Total assets	$	15,570
Total liabilities		9,310
Net assets	$	6,260
Revenues	$	217,356
Net income	$	75,140
Company's Interest:		
Share of net income	$	55,307
Advances to limited liability company	$	5,828
Equity in net assets		87
Net advances and equity in limited liability company	$	5,915

FOTE E – COMMITMENTS AND CONTINGENCIES (continued)

Casualty Loss - Theft
The Company has elected not to obtain insurance coverage for losses incurred due to client theft or fraud. During the year, the company incurred a theft loss as a result of opening several investment accounts with stolen checks. The Company was charged $224,549 for checks that were fraudulently endorsed and originally cleared by the bank. At this time, management believes that no recoveries will be made from these funds.

NOTE F – RESERVE REQUIREMENT

Rule 15c3-3 of the Securities and Exchange Commission provides a formula for the maintenance by broker-dealers of reserves in connection with customer-related transactions and standards for the physical possession or control of fully-paid and excess margin securities.

There are allowable exemptions to the Rule provided that certain conditions are met. Due to the nature of FFEC's business, these conditions are satisfied and the Company claims an exemption under subparagraph (k)(2)(ii) of the Rule.

NOTE G – DEPOSITS WITH CLEARING ORGANIZATION

The Company has a deposit with the clearing organization, which is required per the signed agreement. The current required amount is $250,000. The deposit is held in an interest-bearing cash account with an interest rate as of December 31, 2001 of 1.35%. The NASD requires that the clearing organization keep this security in a separate clearing account.

NOTE H – FAIR VALUES OF FINANCIAL INSTRUMENTS

Cash and Cash Equivalents
The carrying amount reported in the balance sheet for cash and cash equivalents approximates their fair value because of the short maturity of these instruments.

Deposits with Clearing Organizations
The carrying amount reported in the balance sheet for deposits with clearing organizations approximates their fair value because of the short maturity of these instruments.

Marketable Securities/Short Sale Obligations
The Company purchases securities that are bought for the purpose of selling them in the near term (thus held only for a short time) and are classified as trading securities. Trading generally reflects active and frequent buying and selling, and trading securities are generally used with the objective of generating profits on short-term differences in price.

NOTE H – FAIR VALUES OF FINANCIAL INSTRUMENTS (continued)

The change in the not unrealized holding loss for the year, which is included in loss from operations, is as follows:

	Cost	Fair Market Value	Holding (Loss)
Equitable Securities	$ 78,427	$ 14,489	$ (63,938)
Short Sale Obligations	$(60,500)	$(67,167)	$ (6,667)
Net Investment Gains (Losses) - Unrealized			$ (70,605)

Capital Lease Obligation
The carrying amount in the balance sheet for the capital lease obligation approximates its fair value because the interest rates on these instruments approximate interest rates charged on borrowings with similar risk.

NOTE I - SUBSEQUENT EVENTS

Capital Lease
The Company entered into an amendment to the capital lease was executed December 26, 2001 with a present value of $33,523. The liability was incurred when the equipment was placed in service in January 2002. No liability has been reported as of December 31, 2001. The following is a schedule by years of the future minimum payments required under the capital lease are as follows:

For the year ended December 31,	
2002	$ 11,367
2003	12,400
2004	12,400
2005	5,166
Total minimum lease payments	41,333
Less: Amount representing interest	(7,810)
Present value of minimum lease payments	$ 33,523

Investment in Subsidiary
On February 1, 2002 MMF bought out the interest of one of its members in the limited liability company. The member voluntarily withdrew from the LLC and paid the member $1 for full and complete satisfaction of the member's past, current and future interest in the limited liability company.

Additional Information

FIRST FINANCIAL EQUITY CORPORATION AND SUBSIDIARY

Consolidated Statement of General and Administrative Expenses

For the Year Ended December 31, 2001

(See Independent Auditors' Report)

Bad Debt Expense	$	3,280
Bank Charges		706
Bonding Fees		2,643
Casualty Loss - Theft		224,549
Continuing Education		3,826
Client Settlements		2,156
Depreciation Expense		16,631
Dues and Subscriptions		4,991
Employee Leasing		772,453
Information Systems Expense		141,255
Insurance Expense		12,423
Licenses and Regulatory Fees		40,417
Meals and Entertainment		8,322
Mortgage Loan Processing Fees		13,939
Office Expense		103,249
Outside Services		20,525
Postage and Delivery Service		24,922
Professional Fees		11,406
Rent		225,924
Repairs and Maintenance Expense		27,630
Telephone Expense		106,911
Travel		6,177
Total General and Administrative Expenses	$	1,774,335

The accompanying notes are an integral part of this statement.

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FIRST FINANCIAL EQUITY CORPORATION AND SUBSIDIARY
Supplemental Schedule of Computation of Net Capital
for Brokers and Dealers (Unconsolidated)
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended December 31, 2001

NET CAPITAL

Total Shareholders' Equity	$	663,617
Less Minority Interest		(6,173)
Total Shareholders' Equity Qualified for Net Capital		657,444
Adjustments to Stockholders' Equity		
Deductions and/or Charges - Total Non-Allowable Assets		
Net of Related Liabilties		(246,467)
Security Adjustment - Short Haircut Position		(10,075)
Undue Concentration - Short Haircut Position		(3,910)
Total Adjustments to Stockholders' Equity		(260,452)
Net Capital	$	396,992

AGGREGATE INDEBTEDNESS

Items Included in Statement of Financial Conditions		
Other Accounts Payable and Accrued Liabilities	$	200,549
Total Aggregate Indebtedness	$	200,549

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required - greater of $250,000 or 6 2/3 % of		
aggregate indebtedness	$	250,000
Ratio: Aggregate indebtedness to Net Capital		.51 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part II of Form X-17A-5 as of December 31, 2001)

Net Capital, as reported in Company's Part II (Unaudited) Focus Report	$	473,313
Net Audit Adjustments		
Rents Payable		(52,915)
Legal Fee Accruals		(8,472)
Capital Lease Adjustment		(12,854)
Other Audit Adjustments		(2,080)
Net Audit Adjustments		(76,321)
Net Capital, per above	$	396,992

The accompanying notes are an integral part of this statement.



R.C. Acosta, CPA, PC

Certified Public Accountant
A Professional Corporation

11333 N. Scottsdale Road, Suite 130
Scottsdale, Arizona 85254
480·951·5080
FAX 480·951·2541

Independent Auditors' Report on Internal Control Structure
Required by SEC Rule 17a-5

Board of Directors
First Financial Equity Corporation

In planning and performing our audit of the consolidated financial statements of First Financial Equity Corporation and its subsidiary, Mortgages at First Financial, L.L.C. (the Company) for the year ended December 31, 2001, on which we issued our report dated February 25, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures, including tests of compliance with such practices and procedures followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

> Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3

We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Security and Exchange Commission's (the Commission) above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the

Member:
American Institute of Certified Public Accountants
Arizona Society of Certified Public Accountants

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effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as described above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

R. C. Acosta, CPA, PC

R. C. Acosta, CPA, PC
Scottsdale, Arizona
February 25, 2002